UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

LAM RESEARCH CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-12933	94-2634797
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)
4650 Cushing Parkway
Fremont, California 94538
(Address of principal executive offices, including zip code)
George M. Schisler, Jr.
Vice President, Chief Legal Officer and Secretary
(510) 572-0200
(Name and telephone number, including area code of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01     Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Lam Research Corporation (the “Company”) conducted in good faith a reasonable country of origin inquiry regarding the conflict minerals (as defined in Form SD) that are necessary to the functionality or production of products that the Company manufactured or contracted to have manufactured in calendar year 2023 (the “Covered Minerals”). The inquiry was reasonably designed to determine if the Covered Minerals originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources.

The Company has determined that it is required to file, and has filed, a Conflict Minerals Report as Exhibit 1.01 to this Form SD. The Conflict Minerals Report is also publicly available at https://investor.lamresearch.com/sec-filings. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.    Exhibit.

The Company’s Conflict Mineral Report is included as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01.    Exhibits.

Exhibit Number	Description
1.01	Conflict Minerals Report of Lam Research Corporation.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 31, 2024	LAM RESEARCH CORPORATION
(Registrant)
	By:	/s/ George M. Schisler, Jr.
George M. Schisler, Jr.
Vice President, Chief Legal Officer and Secretary

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